[Letterhead of Sutherland Asbill & Brennan LLP]

April 12, 2012

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Mountain Finance Corporation and New Mountain
Finance Holdings, L.L.C. - Registration Statement on Form N-2
Filed on April 12, 2012

Dear Mr. Ganley:

On behalf of New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C. (the “Companies”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Companies’ joint shelf registration statement on Form N-2, filed with the Commission on April 12, 2012 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Companies’ joint registration statement on Form N-2 (File Nos. 333-168280 and 333-172503) (the “IPO Registration Statement”), initially filed with the Commission on July 22, 2010 and declared effective, as amended, on May 19, 2011, which IPO Registration Statement related to the initial public offering of shares of New Mountain Finance Corporation’s common stock (the “IPO”), except for (i) revisions reflecting the completion of the IPO contemplated in the IPO Registration Statement, (ii) information relating to the terms and manner of the proposed offerings described in the Registration Statement to be undertaken by the Companies from time to time, and (iii) the inclusion of audited financial statements and related financial data for the year ended December 31, 2011, together with disclosure relating thereto.

*        *        *

John M. Ganley

April 12, 2012

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon